McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219-4030

Main Telephone (804) 775-1000

Main Fax (804) 775-1061

December 4, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Post-Effective Amendment No. 6 to Form S-11

Registration No. 333-147414

Ladies and Gentlemen:

On behalf of Apple REIT Nine, Inc. (the “Company”), we are hereby making an EDGAR filing of Post-Effective Amendment No. 6 to the Company’s Registration Statement on Form S-11.

This Post-Effective Amendment is being filed solely in response to the Company’s undertaking in Item 37 of its Form S-11, as amended.  As part of that undertaking, the Company consolidates its “sticker supplements” into a post-effective amendment at least every three months.

Please note that the Company’s Post-Effective Amendment contains updates to Part I of the Registration Statement, including:

•                  an updated and cumulative sticker supplement

•                  prospectus supplement no. 3 dated December 4, 2009 (cumulative, replacing all prior supplements)

•                  the base prospectus dated September 21, 2009

In preparing prospectus supplement no. 3 and the accompanying sticker supplement, the Company believes that it has followed all relevant rules and guidance provided by the staff on the preparation of post-effective amendments by non-traded real estate investment trusts. We also believe that in the current filing, the Company has complied with all staff comments given on its preceding post-effective amendments.

Part II of the Registration Statement has been updated to include a new exhibit list. Certain exhibits are being filed as part of the Company’s Registration Statement.

Should you have any questions regarding this filing, please contact the undersigned at (804) 775-1029.

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards